[Translation]
April 15, 2010

To Whom It May Concern:
Company Name: Hino Motors, Ltd.
Name and Title of Representative:
Yoshio Shirai, President
(Code Number: 7205 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Toshihisa Sakaki, General Manager,
Corporate Communications Dept., Corporate Planning Division
Telephone Number: 042-586-5494

(The Parent Company of Hino Motors, Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2010

Hino Motors, Ltd. (the “Company”), hereby announces the following amendments to the forecasts of consolidated and unconsolidated financial results for FY2010 (April 1, 2009 through March 31, 2010), previously announced on January 27, 2010:

1.	Amendments to the forecasts of consolidated financial results for FY2010
(April 1, 2009 through March 31, 2010)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	980,000	-9,000	-14,500	-22,500	-39.39
New forecasts (B)	1,020,000	1,000	-2,000	-3,000	-5.25
Amount changed (B - A)	40,000	10,000	12,500	19,500	-
% of change	4.1	-	-	-	-
(Reference) Actual results for FY2009	1,069,488	-19,448	-30,446	-61,839	-107.87

2.	Amendments to the forecasts of unconsolidated financial results for FY2010
 (April 1, 2009 through March 31, 2010)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	710,000	-17,000	-14,000	-16,500	-28.88
New forecasts (B)	746,000	-13,000	-9,000	-8,000	-13.99
Amount changed (B - A)	36,000	4,000	5,000	8,500	-
% of change	5.1	-	-	-	-
(Reference) Actual results for FY2009	776,064	-30,774	-33,059	-60,695	-105.84

3.	Reasons for the Amendments

Due to factors such as the increase in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company, the increase in the number of automobiles sold in Asia, group-wide profitability improvement efforts and a weaker yen in the currency exchange market, consolidated and unconsolidated net revenues, operating income/loss and ordinary loss for FY2010 are expected to improve from the previously announced figures.  In addition, as a result of assessing the realizability of deferred tax assets, deferred income tax (tax expense) is expected to decrease, and accordingly, consolidated and unconsolidated net loss for FY2010 is expected to improve from the previously announced figures.

(Note)
The prospective figures for the financial results stated above are based upon information that is currently in Hino’s possession and upon certain premises that Hino deems reasonable.  Hino’s actual future performance or other similar results could differ materially from those discussed above, due to various factors.